DAIMLER TRUCKS RETAIL TRUST 2024-1
Investor Report

Collection Period Ended   30-Sep-2024

Amounts in USD

Dates

Collection Period No.	6			
Collection Period (from... to)	1-Sep-2024	30-Sep-2024		
Determination Date	10-Oct-2024			
Record Date	11-Oct-2024			
Distribution Date	15-Oct-2024			
Interest Period of the Class A-1 Notes (from... to)	16-Sep-2024	15-Oct-2024	Actual/360 Days	29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Sep-2024	15-Oct-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	140,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	276,000,000.00	270,972,705.30	248,159,913.16	22,812,792.14	82.655044	0.899130
Class A-3 Notes	301,000,000.00	301,000,000.00	301,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	59,950,000.00	59,950,000.00	59,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**776,950,000.00**	**631,922,705.30**	**609,109,913.16**	**22,812,792.14**		
Overcollateralization	74,504,076.37	74,502,231.68	74,502,231.68			
Adjusted Pool Balance	851,454,076.37	706,424,936.98	683,612,144.84			
Yield Supplement Overcollateralization Amount	38,548,423.47	29,055,067.84	27,689,416.96			
Pool Balance	**890,002,499.84**	**735,480,004.82**	**711,301,561.80**			

	Amount	Percentage
Initial Overcollateralization Amount	74,504,076.37	8.75%
Target Overcollateralization Amount	74,502,231.68	8.75%
Current Overcollateralization Amount	74,502,231.68	8.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.600000%	1,264,539.29	4.581664	24,077,331.43	87.236708
Class A-3 Notes	5.490000%	1,377,075.00	4.575000	1,377,075.00	4.575000
Class A-4 Notes	5.560000%	277,768.33	4.633333	277,768.33	4.633333
Total		**2,919,382.62**		**25,732,174.76**	

Amounts in USD

Available Funds

Principal Collections	22,874,329.56
Interest Collections	4,148,417.32
Net Liquidation Proceeds	127,596.18
Recoveries	109,763.46
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	106,734.78
Available Collections	**27,366,841.30**
Reserve Fund Draw Amount	0.00
Available Funds	**27,366,841.30**

Distributions

(1) Total Servicing Fee	612,900.00
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount	2,919,382.62
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	22,812,792.14
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
(9) Excess Collections to Certificateholders	1,021,766.54
Total Distribution	**27,366,841.30**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	612,900.00	612,900.00	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,919,382.62	2,919,382.62	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	1,264,539.29	1,264,539.29	0.00
thereof on Class A-3 Notes	1,377,075.00	1,377,075.00	0.00
thereof on Class A-4 Notes	277,768.33	277,768.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	2,919,382.62	2,919,382.62	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	22,812,792.14	22,812,792.14	0.00
Aggregate Principal Distributable Amount	22,812,792.14	22,812,792.14	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,128,635.19
Reserve Fund Amount - Beginning Balance	2,128,635.19
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	8,291.18
minus Net Investment Earnings	8,291.18
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,128,635.19
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	8,291.18
Net Investment Earnings on the Collection Account	98,443.60
Investment Earnings for the Collection Period	106,734.78

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	890,002,499.84	4,711
Pool Balance beginning of Collection Period	735,480,004.82	4,211
Principal Collections	20,732,877.07	
Principal Collections attributable to Full Pay-offs	2,141,452.49	
Principal Purchase Amounts	0.00	
Principal Gross Losses	1,304,113.46	
Pool Balance end of Collection Period	711,301,561.80	4,098
Pool Factor	79.92%	

	As of Cutoff Date	Current
Weighted Average APR	6.83%	6.92%
Weighted Average Number of Remaining Payments	42.39	37.61
Weighted Average Seasoning (months)	14.87	20.74

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	702,534,490.57	4,047	98.77%
31-60 Days Delinquent	2,943,733.56	27	0.41%
61-90 Days Delinquent	2,890,930.14	12	0.41%
91-120 Days Delinquent	2,932,407.53	12	0.41%
Total	711,301,561.80	4,098	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	0.82%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	1,304,113.46	13	5,088,409.37	56
Principal Net Liquidation Proceeds	127,831.65		1,986,452.30	
Principal Recoveries	99,695.27		319,732.52	
Principal Net Loss / (Gain)	1,076,586.54		2,782,224.55	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	1.786%
Prior Collection Period	0.892%
Second Prior Collection Period	0.660%
Third Prior Collection Period	0.533%
Four Month Average	0.968%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.313%
Average Net Credit Loss/(Gain)	49,682.58

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.08%	0.03%	0.45%	0.06%	- %	3.00%
2	0.12%	0.04%	0.82%	0.11%	0.01%	4.63%
3	0.19%	0.08%	0.79%	0.67%	0.04%	3.99%
4	0.33%	0.13%	0.53%	0.94%	0.10%	5.10%
5	0.43%	0.19%	0.35%	0.76%	0.15%	6.18%
6	0.57%	0.31%	0.41%	0.41%	0.41%	6.07%